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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549


                                  FORM 12b-25

                                                  Commission File Number 0-27772

                          NOTIFICATION OF LATE FILING

 (Check One) [X]Form 10-K [_]Form 11-K [_]Form 20-F [_]Form 10-Q [_]Form N-SAR For Period Ended: July 31, 1998
 [_]   Transition Report on Form 10-K    [_]   Transition Report on Form 10-Q
 [_]   Transition Report on Form 20-F    [_]   Transition Report on Form N-SAR
 [_]   Transition Report on Form 11-K

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   N/A


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:                 METROWERKS INC.

Address of principal executive office:   9801 Metric Blvd., Suite 100
                                         Austin, TX 78758


                                    PART II
                            RULE 12B-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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                                   PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K could not be filed within the prescribed time period.

           Registrant is an entity that is organized in Canada and is subject to the reporting requirements of the United States and Canada. Registrant's management and accounting personnel spent considerable time since the end of the July 31, 1998 reporting period awaiting substantive comments relative to the current report on Form 10-K from Canadian and American accountants and legal counsel. These substantive comments were not part of any required opinion, report or certification. While Registrant in fact received these comments prior to the required filing date for its current Form 10-K, Registrant's management and accounting personnel were left with insufficient time to compile, combine and review such information in a manner satisfying both United States and Canadian reporting requirements. Because of the small number of internal management and accounting personnel maintained by Registrant, filing the current 10-K within the prescribed time period would have been a practical impossibility.

     Because of the time and personnel constraints outlined above, Registrant could not have eliminated the reasons causing its inability to file its current report on Form 10-K on the required filing date without unreasonable effort and expense. Registrant expects to file such Form 10-K within the period provided for by Rule 12b-25(b).


                                    PART IV
                               OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                          Jim Welch    (512) 873-4777

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the anser is no, identify report(s).
                                                                [X] Yes   [_] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                [_] Yes   [X] No
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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                METROWERKS INC.
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                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereto duly authorized.

Date:  October 29,1998                 By:          /s/ JIM WELCH
                                          ---------------------------------
                                              Jim Welch, Vice President